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                                                                    EXHIBIT 4.2

                                 1996 EMPLOYEE
                          STOCK OPTION PLAN AMENDMENT

      The 1996 Employee Stock Option Plan (the "Plan") of Grey Wolf, Inc. (the "Company") is hereby amended as follows effective August 26, 1998.

      1. Section II is amended to add a new paragraph (d) to read as follows in its entirety:

                  (d) Notwithstanding the foregoing, the Optionee may exercise the Option as to all of the Option Shares (whether previously exercisable or not) on or before one (1) year after the termination of Optionee's employment if (i) a Change of Control of the Corporation shall be deemed to have occurred and (ii) within one
            (1) year of the date a Change of Control of the Corporation shall be deemed to have occurred, Optionee's employment with the Corporation is terminated for any reason other than (a) voluntary resignation or retirement, (b) death or permanent and total disability, or (c) Cause.

                  For the purposes of this Agreement, a "Change of Control of the Corporation" shall be deemed to have occurred if after the effective date of this Agreement (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 [the "Act"]), directly or indirectly, or securities of the Corporation representing 50% or more of the combined voting power of the Corporation's then outstanding securities; (ii) there occurs a proxy contest or a consent solicitation, or the Corporation is a party to a merger, consolidation, sale of assets, plan of liquidation or other reorganization as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any period of two consecutive years, other than as a result of an event described in clause (ii) of this paragraph, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the Corporation's stockholders was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

                  For purposes of this Agreement, the term "Cause" shall mean and include (i) chronic alcoholism or controlled substance abuse as determined by a doctor mutually acceptable to the Corporation and the Optionee, (ii) an act of proven fraud or dishonesty on the part of the Optionee with respect to the Corporation or its subsidiaries; (iii) knowing and material failure by the Optionee to comply with material applicable laws and regulations relating to the business of the Company or its subsidiaries; (iv) the Optionee's material and continuing failure to perform (as opposed to unsatisfactory performance) his duties to the Corporation except, in each case, where such failure or breach is caused by the illness or other similar incapacity or disability of the Optionee; or (v) conviction of a misdemeanor involving moral turpitude or a felony. Prior to the effectiveness of termination for Cause under subclause (i), (ii), (iii) or (iv) above, the Optionee shall be given 30 days' prior notice from the Board specifically identifying the reasons which are alleged to constitute Cause hereunder and an opportunity to be heard by the Board in the event Optionee disputes such allegations.

      2. The last paragraph of Section 11 is amended to read as follows in its entirety:

                  Nothing in (a), (b), (c) or (d) shall extend the time for
            exercising the Option granted pursuant to this Agreement beyond the Expiration Date.